

July 27, 2010

Mr. Lawrence J. Salva
Senior Vice President, Chief Accounting
Officer and Controller
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

> **Re:** **Comcast Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 23, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 1-32871**

Dear Mr. Salva:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Critical Accounting Judgments and Estimates

Valuation and Impairment Testing of Cable Franchise Rights, page 33

1.   We note from your disclosures that you estimate the fair value of your cable franchise rights primarily based upon a discounted cash flow analysis. In your letter dated August 24, 2009 written in response to our letter dated July 23, 2009 with respect to your 2008 Form 10-K, you provided us with your basis for utilizing an Excess Earnings Cash Flow model to measure these rights. Specifically, you told us that you believe the Excess Earnings Cash Flow model is appropriate because it results in the direct quantification of the future economic benefits of your franchise rights. In addition, you indicated that you are able to support this conclusion because you corroborate the estimated fair value

derived from the Excess Earnings Cash Flow methodology by valuing your franchise rights, using a Greenfield methodology. After further consideration, we believe that the use of an Excess Earnings Cash Flow model is not a valuation approach that determines the direct value of franchise rights. In this regard, we note that this method fails to allow for the possibility that some amount of the residual income may be attributable to goodwill rather than solely to the franchise rights. Since the franchise rights have indefinite lives and are therefore not considered to be a wasting asset, no portion of the income stream is left unassigned when following the multi-period excess earnings methodology, and as a result, no economic benefit can be attributed to goodwill. Therefore, we believe that you should use a Greenfield methodology to determine fair value of your franchise rights.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director